UNITED STATES
                   SECURITIES AND EXCHANGE COMMISSION
                         WASHINGTON, D.C. 20549

                              SCHEDULE 13G

               UNDER THE SECURITIES EXCHANGE ACT OF 1934
			               EXIT FILING


OFFICE DEPOT INC
(NAME OF ISSUER)
COMMON STOCK
(TITLE CLASS OF SECURITIES)
676220106
(CUSIP NUMBER)
12/31/2010
(DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

CHECK THE APPROPRIATE BOX TO DESIGNATE THE RULE PURSUANT TO WHICH THIS
SCHEDULE IS FILED:

			(X)  RULE 13D-1(B)
			( )  RULE 13D-1(C)
			( )  RULE 13D-1(D)

*THE REMAINDER OF THIS COVER PAGE SHALL BE FILLED OUT FOR A REPORTING PERSONS INITIAL FILING ON THIS FORM WITH RESPECT TO THE SUBJECT CLASS OF SECURITIES, AND FOR ANY SUBSEQUENT AMENDMENT CONTAINING INFORMATION WHICH WOULD ALTER THE DISCLOSURES PROVIDED IN A PRIOR COVER PAGE.

THE INFORMATION REQUIRED IN THE REMAINDER OF THIS COVER PAGE SHALL NOT BE DEEMED TO BE "FILED" FOR THE PURPOSE OF SECTION 18 OF THE SECURITIES EXCHANGE ACT OF 1934 ("ACT") OR OTHERWISE SUBJECT TO THE LIABILITIES OF THAT SECTION OF THE ACT BUT SHALL BE SUBJECT TO ALL OTHER PROVISIONS OF THE ACT (HOWEVER, SEE THE NOTES).




CUSIP NO. 676220106      13G		PAGE 2 OF 6 PAGES

1.  NAME OF REPORTING PERSON: STATE STREET CORPORATION
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 04-2456637


2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

    NOT APPLICABLE                                   A __

                                                     B __
3.  SEC USE ONLY

4.  CITIZENSHIP OR PLACE OF ORGANIZATION

    BOSTON, MASSACHUSETTS

5.  SOLE VOTING POWER
    0 SHARES
6.  SHARED VOTING POWER
    9,873,365 SHARES
7.  SOLE DISPOSITIVE POWER
    0 SHARES
8.  SHARED DISPOSITIVE POWER
    9,873,365 SHARES
9.  AGGREGATED AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    9,873,365 SHARES

10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
    SHARES

    NOT APPLICABLE

11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

    3.6%

12. TYPE OF REPORTING PERSON

	HC












CUSIP NO. 676220106          13G	   PAGE 3 OF 6 PAGES

ITEM 1.

	(A)  NAME OF ISSUER

	     OFFICE DEPOT INC

	(B)  ADDRESS OF ISSUERS PRINCIPAL EXECUTIVE OFFICES

		6600 NORTH MILITARY TRAIL
		BOCA RATON, FL 33496

ITEM 2.

     (A) 	NAME OF PERSON FILING

	    	STATE STREET CORPORATION AND ANY OTHER REPORTING PERSON IDENTIFIED ON THE SECOND PART OF THE COVER PAGES HERETO

     (B) 	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE,
		RESIDENCE

         	STATE STREET FINANCIAL CENTER
		ONE LINCOLN STREET
		BOSTON, MA 02111
         (FOR ALL REPORTING PERSONS)

     (C)	CITIZENSHIP: SEE ITEM 4 (CITIZENSSHIP OR PLACE OF
	 	ORGANIZATION) OF COVER PAGES

     	(D) 	TITLE OF CLASS OF SECURITIES

	    	COMMON STOCK, $0.01 PAR VALUE PER SHARE

	(E) 	CUSIP NUMBER:

	     676220106

ITEM 3.  	IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(B), OR
		13D-2(B), OR (C), CHECK WHETHER THE PERSON FILING IS A:

		SEE ITEM 12(TYPE OF REPORTING PERSON) OF THE COVER PAGE
		FOR EACH REPORTING PERSON AND THE TABLE BELOW, WHICH EXPLAINS THE MEANING OF THE TWO LETTER SYMBOLS APPEARING IN ITEM 12 OF THE COVER PAGES.

		SYMBOL	CATEGORY

		  BK		BANK AS DEFINED IN SECTION 3(A)(6) OF THE ACT.
		  IC		INSURANCE COMPANY AS DEFINED IN SECTION 3 (A)(19)
				OF THE ACT.


CUSIP NO. 676220106            13G			   PAGE 4 OF 6 PAGES

		  IC		INVESTMENT COMPANY REGISTERED UNDER SECTION 8 OF
		  		THE INVESTMENT COMPANY ACT OF 1940.
		  IA		AN INVESTMENT ADVISER IN ACCORDANCE WITH RULE
 			   	13D-1(B)(1)(II)(E).
		  EP		AN EMPLOYEE BENEFIT PLAN OR ENDOWMENT FUND IN
				ACCORDANCE WITH RULE 13D-1(B)(1)(II)(F).
		  HC		A PARENT HOLDING COMPANY OR CONTROL PERSON IN
				ACCORDANCE WITH RULE 13D-1(B)(1)(II)(G).
		  SA		A SAVINGS ASSOCIATIONS AS DEFINED IN SECTION 3(B)
				OF THE FEDERAL DEPOSIT INSURANCE ACT (12 U.S.C.
				1813).
		  CP		A CHURCH PLAN THAT IS EXCLUDED FROM THE DEFINITION
				OF AN INVESTMENT COMPANY UNDER SECTION 3(C)(14)OF THE INVESTMENT COMPANY ACT OF 1940.

ITEM 4.	OWNERSHIP

		THE INFORMATION SET FORTH IN ROWS 5 THROUGH 11 OF THE COVER PAGE HERETO FOR EACH OF THE REPORTING PERSONS IS INCORPORATED HEREIN BY REFERENCE. THE PERCENTAGE AMOUNT SET FORTH IN ROW 11 FOR ALL COVER PAGES FILED HEREWITH IS CALCULATED BASED UPON THE 277,066,855 SHARES OF COMMON STOCK ISSUED AND OUTSTANDING AS REPORTED BY OFFICE DEPOT INC. IN ITS
		FORM 10-Q FOR THE QUARTERLY PERIOD ENDED SEPTEMBER 25, 2010.

		THIS REPORT IS NOT AN ADMISSION THAT ANY OF THE REPORTING
		PERSONS IS THE BENEFICIAL OWNER OF ANY SECURITIES	COVERED BY
		THIS REPORT, AND THE REPORTING PERSONS EXPRESSLY DISCLAIM BENEFICIAL OWNERSHIP OF ALL SHARES PURSUANT TO RULE 13D-4,
		EXCEPT IN THEIR FIDUCIARY CAPACITY UNDER ERISA.


ITEM 5. 	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS (X)



ITEM 6. 	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
		PERSON.

		NOT APPLICABLE













CUSIP NO. 676220106            13G 		        PAGE 5 OF 6 PAGES

ITEM 7. 	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH
		ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON

        	SEE EXHIBIT 1 ATTACHED HERETO

ITEM 8. 	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

          NOT APPLICABLE

ITEM 9. 	NOTICE OF DISSOLUTION OF GROUP

         	NOT APPLICABLE

ITEM 10. 	CERTIFICATION

         	BY SIGNING BELOW I CERTIFY THAT, TO THE BEST OF MY KNOWLEDGE AND BELIEF, THE SECURITIES REFERRED TO ABOVE WERE
ACQUIRED AND ARE HELD IN THE ORDINARY COURSE OF BUSINESS AND WERE NOT ACQUIRED AND ARE NOT HELD FOR THE PURPOSE OR WITH THE EFFECT OF
CHANGING OR INFLUENCING THE CONTROL OF THE ISSUER OF THE SECURITIES AND WERE NOT ACQUIRED AND ARE NOT HELD IN CONNECTION WITH OR AS A
PARTICIPANT IN ANY TRANSACTION HAVING THAT PURPOSE OR EFFECT.

                         SIGNATURES


     AFTER REASONABLE INQUIRY AND TO THE BEST OF HIS KNOWLEDGE AND BELIEF, EACH OF THE UNDERSIGNED CERTIFIES THAT THE INFORMATION SET FORTH IN THIS STATEMENT IS TRUE, COMPLETE AND CORRECT.

                         10 FEBRUARY 2011
                         STATE STREET CORPORATION



					/s/ JAMES J. MALERBA
					EXECUTIVE VICE PRESIDENT,
					CORPORATE CONTROLLER









CUSIP NO. 676220106            13G      		PAGE 6 OF 6 PAGES




						EXHIBIT 1


	THE FOLLOWING TABLE LISTS THE IDENTITY AND ITEM 3 CLASSIFICATION OF EACH SUBSIDIARY OF STATE STREET CORPORATION, THE PARENT HOLDING COMPANY, THAT BENEFICIALLY OWNS THE ISSUERS COMMON STOCK. PLEASE REFER TO ITEM 3 OF THE ATTACHED SCHEDULE 13G FOR A DESCRIPTION OF EACH OF THE TWO-LETTER SYMBOLS REPRESENTING THE ITEM 3 CLASSIFICATION BELOW.

SUBSIDIARY								    ITEM 3 CLASSIFICATION
STATE STREET BANK AND TRUST COMPANY					 	BK
SSGA FUNDS MANAGEMENT, INC.						   	IA
STATE STREET GLOBAL ADVISORS LIMITED			  		IA
STATE STREET GLOBAL ADVISORS AUSTRALIA LIMITED			IA
STATE STREET GLOBAL ADVISORS LTD.						IA
STATE STREET GLOBAL ADVISORS JAPAN CO., LTD.				IA
STATE STREET GLOBAL ADVISORS ASIA LIMITED				IA



NOTE: ALL OF THE LEGAL ENTITIES ABOVE ARE DIRECT OR INDIRECT
SUBSIDIARIES OF STATE STREET CORPORATION.